Exhibit 77(M) and 77Q1(G)

Mergers

(a)
During the fiscal annual period, effective as of the close of business on March 22, 2013, Lord Abbett Growth Leaders Fund, a series of Lord Abbett Securities Trust (the “Acquiring Fund”) became the surviving fund of a merger with Lord Abbett Stock Appreciation Fund (the “Acquired Fund”).

(b)	The circumstances and details of such merger or consolidation (the “Reorganization”) are set forth below:

•
The Reorganization was completed as of the close of business on March 22, 2013.  The Board of Trustees on behalf of each of the Acquiring Fund and the Acquired Fund approved the Reorganization at a meeting held on September 13, 2012.  At a special meeting of shareholders of the Acquired Fund held on March 15, 2013, the shareholders of the Acquired Fund approved the Reorganization of the Acquired Fund into the Acquiring Fund.

•
The Reorganization was completed pursuant to an Agreement and Plan of Reorganization between Lord Abbett Securities Trust, on behalf of the Acquiring Funds and the Acquired Fund providing for: (a) the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange for shares of the corresponding class of the Acquiring Fund and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund; (b) the distribution of such shares to the shareholders of the Acquired Fund; and (c) the termination of the Acquired Fund.

•
As a result of the Reorganization, the Acquired Fund distributed all of its assets to shareholders.  On June 5, 2013 the Acquired Fund filed with the Commission an application for deregistration on Form N-8F.